Exhibit 99.6
Consent of Independent Registered Chartered Accountants
We consent to the incorporation by reference in Registration Statement Nos. 333-126037, 333-126038, 333-126039, 333-126040, 333-138760, 333-151243 and 333-151251 on Form S-8 and Registration Statement No. 333-132612 on Form F-10 and to the use of our reports dated March 10, 2009 relating to the consolidated financial statements of Goldcorp Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Canadian Institute of Chartered Accountants Handbook Sections 1530 Comprehensive Income, 3251 Equity, 3855 Financial Instruments — Recognition and Measurement, 3861 Financial Instruments — Disclosure and Presentation, and 3865 Hedges, effective January 1, 2007) and the effectiveness of Goldcorp Inc.’s internal control over financial reporting appearing in this Annual Report on Form 40-F of Goldcorp Inc. for the year ended December 31, 2008.
Independent Registered Chartered Accountants
Vancouver, Canada
March 13, 2009